  October 27, 2023

Ms. Tracey Houser and Ms. Jeanne Baker
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chemed Corp.
Form 10-K for Fiscal Year Ended December 31, 2022
Filed February 27, 2023
Response Letter Dated October 16, 2023
File No. 001-08351

Dear Ms. Houser and Ms. Baker:

On behalf of Chemed Corporation (“Chemed” or the “Company”), this letter is sent in response to the comment letter dated October 23, 2003, received from your office in the Division of Corporation Finance (the “Staff”), as supplemented by our phone conversation with Ms. Houser on that same date.  For your convenience, our response is prefaced by the Staff’s corresponding comment in italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2022
Management’s Discussion and Analysis of Financial Condition and Results of Operations Unaudited Consolidating Summaries and Reconciliations of Adjusted EBITDA, page 90
1.
We note your response to our comment.  The retention bonus program was implemented for your licensed healthcare professionals, who have a direct impact on revenue generation, and therefore represents cash compensation, which is a normal, recurring operating expense. As such, we request that you discontinue including this adjustment in any future presentations of your non-GAAP measures for any period presented in accordance with Rule 100(b) of Regulation G as interpreted by Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, as updated December 13, 2022.

The Company acknowledges the Staff’s comment and notes that management carefully considers the guidance contained in the Non-GAAP Financial Measures Compliance & Disclosures Interpretations.

Reflecting the Staff’s comment, the Company did not include this adjustment as part of any    non-GAAP financial measure presented in either its third quarter earnings release filed on Form 8-K on October 25, 2023 or its third quarter quarterly report on Form 10-Q filed on October 27, 2023. We will not include this adjustment for any period presented in any future presentations of our non-GAAP financial measures.

If a member of the Staff has any questions concerning this matter or needs additional information, please feel free to contact Brian Judkins, Vice President, Secretary and Chief Legal Officer, or the undersigned at (513) 762-6690.

Very truly yours,

CHEMED CORPORATION

BY:	/s/ Michael D. Witzeman

Michael D. Witzeman

Vice President and Controller